STATE OF RHODE ISLAND AND PROVIDENCE PLANTATIONS
                    DIVISION OF PUBLIC UTILITIES AND CARRIERS
                                100 ORANGE STREET
                         PROVIDENCE, RHODE ISLAND 02903


IN RE:    Petition for Approval of Merger    :        Docket No. D-99-12


                                REPORT AND ORDER

          On August 24, 1999, the Narragansett Electric Company
("Narragansett"), the Blackstone Valley Electric Company ("BVE") and the Newport Electric Corporation ("Newport"), collectively (the "Companies") filed a petition with the Rhode Island Division of Public Utilities and Carriers ("Division") seeking an approval of merger. The petition was filed pursuant to the requirements of Rhode Island General Laws, Sections 39-3-24, 39-3-25 and 39-3-26.

          The instant petition recites the following relevant rudimentary information:

          o Naragansett, BVE, and Newport are "electric distribution companies" and "public utilities," as such terms are defined in Title 39 of [the] Rhode Island General Laws. The Companies were created by the General Assembly through their respective legislatively created corporate charters.
          o Naragansett provides electric distribution service in the cities and towns of Barrington, Bristol, Charlestown, Coventry, Cranston, East Greenwich, East Providence, Exeter, Foster, Glocester, Hopkinton, Johnston, Little Compton, Narragansett, North Kingstown, North Providence, Providence, Richmond, Scituate, Smithfield, South Kingstown, Tiverton, Warren, Warwick, Westerly, West Greenwich and West Warwick.
          o BVE provides electric distribution service in the cities and towns of Central Falls, Cumberland, Lincoln, North Smithfield, Pawtucket, Woonsocket and a portion of Burrillville.


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          o    Newport provides electric distribution service in the cities and towns of Jamestown, Middletown, Newport and Portsmouth.
          o Each of the respective Companies also own transmission facilities in Rhode Island.
          o New England Electric System ("NEES") is the parent holding company of Narragansett. Eastern Utilities Associates is the parent holding company of both BVE and Newport.

          The petition also contains an "Agreement and Plan of Merger," executed by the Companies, wherein the details of the proposed merger are explained. According to the Agreement and Plan of Merger:

          o EUA will be merged into a special purpose subsidiary of NEES and, as a result, EUA will become a wholly owned subsidiary of NEES ("EUA/NEES Merger"). As a result of the EUA/NEES Merger, the Companies will become wholly owned subsidiaries of the same parent holding company.
          o As soon as practicable after the EUA/NEES Merger, BVE and Newport will merge with and into Narragansett, leaving Narragansett as the sole surviving entity among the three Companies ("Distribution Company Merger"). This Distribution Company Merger is contingent upon the closing of the EUA/NEES Merger.
          o    As a result of the Distribution Company Merger:
               (a) all of the rights, privileges, easements, powers and franchises held or enjoyed by BVE and Newport as set forth in their respective corporate charters will become vested in Narragansett pursuant to Section 39-3-24 of Rhode Island General Laws; and
               (b) Narragansett will become the sole and exclusive electric distribution company, serving the cities and towns in Rhode Island listed . . . [above].

In support of the proposed merger, the Companies proffered the direct prefiled testimony of Mr. Michael E. Jesanis, Senior Vice President and Chief Financial Officer of NEES and Vice President of Narragansett, the New England Power Company ("NEP") and the New England Power Service Company ("NEPSCO").


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          In response to the filing, the Division conducted duly noticed public hearings on January 6 and February 10, 2000. The hearings were held at the Division's hearing room, located at 100 Orange Street in Providence. The following counsel entered appearances:

          For Naragansett:              Ronald T. Gerwatowski, Esquire

          For BVE:                      David A. Fazzone, Esquire

          For the Division's
          Advocacy Section:             Elizabeth Kelleher, Esquire

          For the Department of
          Attorney General:             Paul J. Roberti, Esquire1/

          Mr. Michael Jesanis provided a detailed description of both the merger of the parent companies (NEES/EUA) and the merger of the Rhode Island operating companies (Narragansett/BVE/Newport). He also described the anticipated benefits of the mergers.

          Mr. Jesanis testified that the two mergers, taken together, "will result in the creation of substantial benefits which can be used to provide improved service at lower cost to customers" (Companies Exh. 3, p. 4). He related that the mergers will "produce synergies which are typical of utilities combinations" (Id., pp. 4-5).

---------------

1 The Department of Attorney General filed a motion to intervene on December 3, 1999. This motion was not opposed and consequently was approved by Rule of the Division (See Rule 17(e) of the Division's Rules of Practice and Procedure).


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          Mr. Jesanis explained the cost savings will come from a variety of categories. He testified that approximately 70 percent of the savings will come from the elimination of about 310 positions from the combined organization. Mr. Jesanis related that the reductions will take place where "significant redundancies exist" between the two organizations (Id., p. 5). He indicated that administrative, customer service and field operation areas will all be effected.

          Mr. Jesanis testified that savings will also come from the elimination of duplicative facilities; by realizing greater purchasing power; and the elimination of redundant administrative costs, such as "corporate governance expense" (Id.).

          He related that further savings will result from the need to build one rather than two sets of new information systems in the future. Mr. Jesanis explained that after the merger a single information system can be used to replace the older customer information systems currently used by NEES and EUA. He stated that the cost of replacing these systems would currently be in excess of $10 million per company (Id., p. 6).

          Mr. Jesanis additionally opined that savings will also come from the refinancing of current EUA debt. He related that the superior credit ratings of the NEES companies will lead to financing savings. (Id.).

          Mr. Jesanis conceded that a large part of the cost savings are achievable solely by the merge of NEES and EUA. However, he contended that by consolidating the three Rhode Island companies, savings can be maximized and customer confusion avoided. He opined that it makes sense for the three


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companies to be merged into one legal entity because after the EUA/NEES merger they will be "operated as a single entity" (Id.). He noted that the Companies will otherwise incur additional costs to retain and administer their separate legal identities.

          Mr. Jesanis testified that the Division and the Public Utilities commission ("commission") will also benefit from the merger of the Companies. He reasoned that fewer electric distribution companies in Rhode Island will make it easier on the Division and Commission to administer their respective regulations and policies (Id., p. 7).

          Mr. Jesanis also identified the following additional benefits in support of the merger proposal:

          o The larger company will have more resources to draw upon in the event of storms or natural disasters;
          o Customer service costs and other costs associated with administering separate rates and maintaining separate companies will be reduced;
          o BVE and Newport customers will be provided 24 hour per day access to customer service representatives for routine billing and payment inquiries (currently such access is limited to 7 a.m. to 9 p.m. Monday through Saturday); and
          o The consolidation will help in the development of the competitive power supply market (Id., pp. 7 and 8).

On the last point above, Mr. Jesanis testified that the Companies believe that the consolidation of rates for delivery service, the contiguous nature of the expanded service territory, and one less point of contact for suppliers entering the market here should all help to reduce barriers to entry into the competitive supply market (Id., p. 8).


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          Relative to the integration process, Mr. Jesanis discussed two goals.
He stated first that the integration process is critical to achieving the efficiency gains upon which the transactions are predicated. Secondly, he related that it is important to combine the NEES and EUA organizations in a way that maintains or improves service quality (Id.).

          Mr. Jesanis testified that to achieve these goals, NEES and EUA created a transition team which was comprised of 60 sub-teams. He related that each of these teams was charged with the task of identifying savings and efficiency gains (Id., p. 9). He testified that these teams have now completed their work and the Companies are ready to implement their various recommendations (Id.).

          The Division's Advocacy Section and the Department of Attorney General each proffered one witness in response to the Companies petition filing.

          The Advocacy Section's witness was identified as Mr. John K. Stutz, whose business address is Tellus Institute, 11 Arlington Street, Boston, Massachusetts. Mr. Stutz was qualified as an expert witness in public utility and energy-related regulatory matters.

          Mr. Stutz focused his testimony on the quality of service likely to be provided by Narragansett if the merger were approved. In particular, Mr. Stutz voiced concern over the potential effect the planned elimination of 310 positions would have on the Companies' future service quality (Advocacy Section Exh. 1, p.3). Based on the concern, Mr. Stutz recommended that the Division make its consent and approval to the merger contingent on the implementation of a


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"Service Quality Plan," designed to ensure that service quality is preserved
(Id.). Mr. Stutz contended that the plan should provide for penalties if targets for service quality are not met (Id.).

          Mr. Stutz related that there is a danger that service quality will suffer after the merger due to the fact that EUA and NEES are already "lean utilities" (Id., p. 5). He opined that a further reduction of 310 positions poses a potential service quality problem. Mr. Stutz asserted that if the service quality declines, the costs associated with Division and Commission regulation could increase, due to increased oversight requirements. He opined that these costs could reduce the savings realized from the efficiencies gained by the merger. He related that any resulting increase in regulatory cost and decrease in service quality would not be in the interest of ratepayers.

          The Attorney General's witness was identified as Mr. Richard W. LeLash, whose business address is 18 Seventy Acre Road, Redding, Connecticut. Mr. LeLash was qualified as an expert witness in public utility financial and regulatory matters.

          Mr. LeLash testified that given the record in this proceeding, and the data presented by the Companies in Docket No. 2930 before the Commission2, substantial uncertainties exist regarding the merger's impact on service reliability and customer rates. (Attorney General Exh., p. 8). Because of these uncertainties, Mr. LeLash recommended that the Division:

---------------

2 Docket No. 2930 was established in response to a May 20, 1999 rate filing made by the Companies. The filing proposes a new rate structure for the post-merger Companies. As of this order, the docket is still pending before the Commission.


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          ...defer any action on the pending merger proposal until the Companies have made adequate commitments to ensure that the quality and reliability of electric service will not be diminished and that rates paid for electric service by Rhode Island customers will not be adversely affected by the merger (Id.).


                              SETTLEMENT AGREEMENT

          During the January 6, 2000 hearing, the parties jointly moved for a continuation of the proceedings in the docket for the purpose of discussing a possible settlement agreement. The parties indicated that they were attempting to reach a comprehensive settlement agreement that could result in a dispositive resolution to the parties' differences in the instant docket and the related rate case pending before the Commission in Docket No. 2930, supra. The Division verbally granted the motion on January 6, 2000.3

          During a subsequent hearing on February 10, 2000 the parties represented that a comprehensive settlement agreement had been achieved. The parties proffered two joint exhibits as evidence of the agreement.

          The first joint exhibit, entitled "Amended Stipulation and Settlement" represents the settlement agreement reached between the parties in the Commission docket.4 The second joint exhibit, entitled "Settlement and Joint Request" was proffered as evidence of the parties' settlement agreement in this proceedings.5 The latter settlement agreement is attached to this report and order, and incorporated by reference.

---------------

3    1/6/00, Tr. 4-6

4    Joint Exh. 1

5    Joint Exh. 2


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          The parties described the settlement reached in this docket as a conditional agreement that hinges on the Commission's acceptance of the settlement agreement filed by the parties in Commission Docket No. 2930. The parties related that if "material modifications" to their agreement are ordered by the Commission, they may seek to re-open the instant docket for further argument to buttress their initial positions.

                                DIVISION FINDINGS

          The Division has thoroughly examined the record in this case, and finds that the stipulation proffered by the parties represents a fair and reasonable resolution to the issues previously in dispute. The Division also finds the stipulated agreement to be in the best interest of the ratepayers. Consequently, the Division shall adopt the "Settlement and Joint Request" in its entirety, and approve its terms as a dispositive conclusion to this merger proceeding. Accordingly, it is

(16186) ORDERED :

1. That the August 24, 1999 petition filing by the Narragansett Electric Company, the Blackstone Valley Electric Company and the Newport Electric Corporation, seeking Division approval of a proposed merger agreement between the petitioners, as modified by the settlement agreements reached and filed during the instant proceeding and in Commission Docket No. 2930, is hereby approved.

2. That the Division hereby adopts and approves the parties "Settlement and Joint Request," attached herewith, in toto.


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          Dated and Effective at Providence, Rhode Island on February 25, 2000.

                                       Division of Public Utilities and Carriers



                                       -----------------------------------------
                                       John Spirito, Jr., Esq.
                                       Hearing Officer



                                       -----------------------------------------
                                       Thomas F. Ahern
                                       Administrator


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                STATE OF RHODE ISLAND AND PROVIDENCE PLANTATIONS
                    DIVISION OF PUBLIC UTILITIES AND CARRIERS


---------------------------------------------
IN RE:  Petition of Narragansett Electric,   )
        Blackstone Valley Electric, and      )  DOCKET NO. D-99-12
        Newport Electric for Approval of     )
        Merger                               )
---------------------------------------------


                          SETTLEMENT AND JOINT REQUEST

          The Narragansett Electric Company ("Narragansett"), Blackstone Valley Electric Company ("BVE"), and Newport Electric Corporation ("Newport") (collectively "Companies") hereby enter into this Settlement with the Department of the Attorney General ("Attorney General") and the advocacy section of the Division of Public Utilities and Carriers ("Division Advocacy Section"), resolving all issues in this Docket.

          On January 31, 2000, the Companies filed a Stipulation and Settlement in Public Utilities Commission Docket 2930, which was amended on February 9, 2000 ("Rate Plan Settlement"). The Division of Public Utilities and Carriers and the Attorney General were signatories to that Rate Plan Settlement. The Division Advocacy Section and the Attorney General hereby agree that, if the Public Utilities Commission approves the Rate Plan Settlement without material modification in Docket 2930, all issues raised by the Division Advocacy Section and the Attorney General in this Docket D-99-12 will be resolved to their reasonable satisfaction. Accordingly, the Companies, the Division Advocacy Section, and the Attorney General respectively request that the Division issue an order approving the Petition of the Companies in this Docket, conditioned upon approval (without material modification) of the Rate Plan Settlement by the Public Utilities Commission in Docket 2930.

          Should any Party have a reasonable basis to believe there has been a "material modification" of the Rate Plan Settlement, such Party must notify the Division within two business days of issuance of the written order by the Commission and request this Docket be re-opened. If such timely notification is received by the Division, this Settlement shall be ineffective and the Parties reserve their rights to take any position they deem appropriate with respect to such re-opened proceedings.

                                        Respectfully submitted,

                                        The Narragansett Electric Company
                                        By its Attorney


                                        /s/ Ronald T. Gerwatowski
                                        ----------------------------------------
                                        Ronald T. Gerwatowski
                                        General Counsel


                                        Blackstone Valley Electric Company
                                        and Newport Electric Corporation
                                        By their Attorney


                                        /s/ David A. Fazzone
                                        ----------------------------------------
                                        David A. Fazzone of David
                                        A. Fazzone, P.C. and
                                        McDermott, Will & Emory

                                        The Division of Public Utilities and
                                        Carriers
                                        By its Attorney


                                        /s/ Elizabeth A. Kelleher
                                        ----------------------------------------
                                        Elizabeth A. Kelleher
                                        Special Assistant Attorney General


                                        The Department of the Attorney General
                                        By its Attorney


                                        /s/ Paul Roberti
                                        ----------------------------------------
                                        Paul Roberti
                                        Assistant Attorney General